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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2005

Commission File Number: 001-13422

AGNICO-EAGLE MINES LIMITED

145 King Street East, Suite 500
Toronto, Ontario
M5C 2Y7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.                        Form 20-F ☒                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        June 14, 2005

AGNICO-EAGLE MINES LIMITED
by	/s/ DAVID GAROFALO David Garofalo Vice President, Finance and Chief Financial Officer

NEWS RELEASE

Stock Symbols:	AEM (NYSE) AGE (TSX)	For further information: David Smith; Director, Investor Relations +1 416 947-1212

For Immediate Release

Not for distribution to news wire services or for dissemination in Australia or Japan. The Offer is not being made to persons whose participation requires further prospectuses, filings or other measures in addition to those required under Swedish and U.S. law.

AGNICO-EAGLE FILES OFFER DOCUMENT WITH THE
U.S. SECURITIES AND EXCHANGE COMMISSION IN
CONNECTION WITH ITS RECOMMENDED EXCHANGE OFFER
TO THE SHAREHOLDERS OF RIDDARHYTTAN

Toronto, Canada (June 14, 2005) — Agnico-Eagle Mines Limited announced that it has filed an offer document as part of a registration statement filed with the U.S. Securities and Exchange Commission. The offer document describes the previously-announced recommended exchange offer to the shareholders of Riddarhyttan Resources AB (publ), a Swedish public company, for all of the outstanding shares of Riddarhyttan not currently owned by Agnico-Eagle.

        As soon as practicable following completion of the review of the offer document by the SEC and Swedish regulatory authorities, the offer document will be mailed to the shareholders of Riddarhyttan. Agnico-Eagle has obtained an exemption from the requirement under applicable Swedish rules that the offer document be presented no later than five weeks following the issuance of the press release announcing the offer. The acceptance period for the offer will be open for a minimum period of 20 business days following the mailing of the offer document to Riddarhyttan shareholders.

        The shares of Agnico-Eagle are listed on the New York Stock Exchange and the Toronto Stock Exchange. The shares of Riddarhyttan are listed on the O-list of the Stockholm Stock Exchange. Agnico-Eagle currently owns 14,763,669 Riddarhyttan shares, representing approximately 14% of the shares of Riddarhyttan.

U.S. Shareholders

Agnico-Eagle has filed with the SEC a registration statement on Form F-4 containing an offer document regarding the offer, but the registration statement has not yet become effective. The Agnico-Eagle shares to be issued in the offer may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase shares of Riddarhyttan or Agnico-Eagle to any person in the United States of America, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended). The offer will be made to those persons solely under the offer document that is part of the registration statement, when the offer document becomes available. Investors and stockholders are advised to read the offer document and other documents relating to the offer carefully when the documents become available, because they will include important information regarding the offer. At that time, investors and stockholders may obtain a free copy of the offer document and certain other documents relating to the offer from the SEC's website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to Agnico-Eagle. YOU SHOULD READ THE OFFER DOCUMENT AND OTHER DOCUMENTS RELATING TO THE OFFER CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

UK Information

This press release has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Citigroup Global Markets Limited of Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB. Citigroup Global Markets Limited is acting for Agnico-Eagle and no one else in connection with the Offer and will not be responsible to any other person for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Offer.

Forward-Looking Statements

Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. In this news release, the words "anticipate", "expect", "estimate", "forecast", "plan" and similar words and expressions are intended to identify forward-looking statements. Such statements reflect Agnico-Eagle's views at this time with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results to be materially different from those expressed or implied by such forward-looking statements, including, among others, those discussed under the heading "Risk Factors" in Agnico-Eagle's Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2004. Agnico-Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

About Agnico-Eagle

Agnico-Eagle is a long-established Canadian gold producer with operations located in northwestern Quebec and exploration and development activities in Canada, the United States and Mexico. Agnico-Eagle's LaRonde Mine in Quebec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 25 consecutive years.

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SIGNATURES
AGNICO-EAGLE FILES OFFER DOCUMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH ITS RECOMMENDED EXCHANGE OFFER TO THE SHAREHOLDERS OF RIDDARHYTTAN